UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Amendment No. 1
Under the Securities Exchange Act of 1934

TECHNIP
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE (EUR 3.05)
(Title of Class of Securities)

878546209
(CUSIP Number)

DECEMBER 16, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC 1745 (12-02)

CUSIP No **878546209**

_____

1 . Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only) .
GAZ DE FRANCE

_____

2. Check the Appropriate Box if a Member of a Group (See Instructions) **N/A**

3. SEC Use Only ………

_____

4. Citizenship or Place of Organization **...FRANCE...**

_____

Number of Shares Bene ficially by Owned by Each Reporting Person With: *See Item 4 herein	5. Sole Voting Power	**1,698,114***
	6. Shared Voting Power	**N/A**
	7. Sole Dispositive Power	**1,698,114***
	8. Shared Dispositive Power	**N/A**

_____

9. Aggregate Amount Beneficially Owned by Each Reporting Person : **1,698, 114***
*See Item 4 herein

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) : **N/A**

11. Percent of Class Represented by Amount in Row (9) : **7.05%**

_____

12. Type of Reporting Person (See instructions) **CO**

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Page 2 of 4 pages

SCHEDULE 13G

Item 1.
(a) Name of Issuer :   TECHNIP
(b) Address of Issuer's Principal Executive Offices :   La Défense 12, 92973 Paris La Défense cedex - France

Item 2.
(a) Name of Person Filing :   GAZ DE FRANCE
(b) Address of Principal Business Office or, if none, Residence :   23, rue Philibert Delorme 75840 Paris cedex 17 - France
(c) Citizenship :   France
(d) Title of Class of Securities :   Ordinary Shares, Nominal value (EUR 3,05)
(e) CUSIP Number :   878546209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 1,698,114 shares*
    (b) Percent of class :   7.05% of the shares and 12.71% of the voting rights
    (c) Number of shares as to which the person has:
       (i)   Sole power to vote or to direct the vote :   1,698,114 shares (held directly).*
       (ii) Shared power to vote or to direct the vote :   0
       (iii) Sole power to dispose or to direct the disposition of   1,698,114 shares*
       (iv) Shared power to dispose or to direct the disposition of 0

*Gaz de France entered into a repurchase transaction relating to 1,698,114 Technip shares (7,05% of the share capital and 12,7% of the voting rights) on December 16, 2004. Pursuant to the terms of the repurchase transaction such shares shall be returned to Gaz de France on the return date.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐. *See Item 4 above

Item 6. Ownership of More than Five Percent on Behalf of Another Person

   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

   Not Applicable

Item 8. Identification and Classification of Members of the Group

   Not Applicable.

Item 9. Notice of Dissolution of Group

   Not Applicable

Item 10. Certification

   Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2004
Date

Philippe Jeunet
Signature

Philippe Jeunet, Chief Financial Officer
Name/Title